Exhibit 99.6

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
U.S. Bank National Association

We have examined management’s assertion, included in the accompanying Management’s Report on Assessment of Compliance with Securities and Exchange Commission Regulation AB Servicing Criteria, that U.S. Bank National Association (the Company) complied with the servicing criteria set forth in Item 1122 (d) of the Securities and Exchange Commission’s Regulation AB for National Collegiate Student Loan Trust 2006-1 and the National Collegiate Student Loan Trust 2006-2 (the Platform) as of June 30, 2006, and for the periods from March 9, 2006 (the date of issuance) through June 30, 2006, for National Collegiate Student Loan Trust 2006-1 and June 8, 2006 (date of issuance) through June 30, 2006, for National Collegiate Student Loan Trust 2006-2, except for criteria 1122 (d)(1)(i) through 1122 (d)(1)(iv), 1122 (d)(2)(iii), 1122 (d)(2)(v), 1122 (d)(2)(vi), 1122 (d)(3)(i), 1122 (d)(3)(ii), and 1122 (d)(4)(i) through 1122 (d)(4)(xv), which management has determined are not applicable to the activities performed by the Company with respect to the Platform. Management is responsible for the Company’s compliance with the servicing criteria. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance with the servicing criteria based on our examination.

Our examination was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the servicing criteria and performing such other procedures as we considered necessary in the circumstances. Our examination included selecting a sample of transactions and compliance activities related to the Platform during the examination period and determining whether the Company processed those transactions and performed those activities in compliance with the servicing criteria. Furthermore, our testing of the selected transactions and compliance activities was limited to calculations, reports, and activities performed by the Company during the periods covered by this report. Our procedures, although covering the relevant period, did not include determining whether errors may have occurred prior to our tests that may have affected the balances or amounts calculated or reported by the Company during the periods covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the servicing criteria.

In our opinion, management’s assertion that the Company complied with the aforementioned servicing criteria as of June 30, 2006, and for the periods from March 9, 2006 to June 30, 2006, for National Collegiate Student Loan Trust 2006-1 and June 8, 2006 to June 30, 2006, for National Collegiate Student Loan Trust 2006-2 Platform is fairly stated, in all material respects.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
August 18, 2006